Exhibit 12(a)

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Year Ended December 31,
	2004		2003	2002	2001	2000
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$563		498	502	726	878
One-Third of Rents, Net of Income from Subleases	15		14	11	14	14

Total Fixed Charges	$578		512	513	740	892

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$2,237		2,438	2,299	1,530	1,561
Fixed Charges	578		512	513	740	892

Total Earnings	$2,815		2,950	2,812	2,270	2,453

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	4.87	x	5.76	5.48	3.07	2.75

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$1,102		1,086	1,430	2,278	2,697
One-Third of Rents, Net of Income from Subleases	15		14	11	14	14

Total Fixed Charges	$1,117		1,100	1,441	2,292	2,711

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$2,237		2,438	2,299	1,530	1,561
Fixed Charges	1,117		1,100	1,441	2,292	2,711

Total Earnings	$3,354		3,538	3,740	3,822	4,272

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	3.00	x	3.22	2.60	1.67	1.58